Exhibit 4.3

Description of the Registrant’s Securities
Registered Pursuant to Section 12 of the
Securities Exchange Act of 1934, as Amended

Common stock, with par value $0.001 per share, preferred stock with a par value $0.001 per share are the only classes of equity securities of Horace Mann Educators Corporation, a Delaware corporation (the Company), registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. The common stock is listed on the New York Stock Exchange under the symbol “HMN”.

The following description of the Company’s common stock is a summary and does not purport to be complete. It is subject to, and qualified in its entirety by, reference to the Company’s Restated Certificate of Incorporation (Certificate) and Bylaws each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part, and the Delaware General Corporation Law (DGCL). The Company encourages you to read the Certificate, the Bylaws and the applicable provisions of DGCL for additional information.

Authorized Shares of Capital Stock
The Certificate authorizes the issuance of 76,000,000 shares of capital stock, consisting of 75,000,000 shares of common stock (Common Stock) and 1,000,000 shares of preferred stock (Preferred Stock). The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Company (Board) is vested with authority to fix by resolution or resolutions the designations and the powers, preferences and relative participation, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation the dividend rate, conversion or exchange rights, redemption price and liquidation preference, of any series of the Preferred Stock, and to fix the number of shares constituting any such series, and to increase or decrease the number of shares of any such series (but not below the number of shares thereof outstanding). In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution or resolutions originally fixing the number of shares of such series.
Voting Rights
Each share of Common Stock shall entitle the holder thereof to one vote, in person or by proxy, at any and all meetings of the Shareholders of the Company on all propositions before such meetings.

In all elections for Directors, every Shareholder shall have the right to one vote for each share of Common Stock owned by that Shareholder and that Shareholder can cast his or her votes in person or by proxy for as many persons as there are Directors to be elected.

All other preferences and rights, and the qualifications, limitations or restrictions in respect to each class of stock shall be as stated in the Bylaws and on the back of the certificates of such class of stock.

Dividends; Liquidation
The DGCL permits a corporation to declare and pay dividends upon its shares out of (i) surplus or, (ii) if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Subject to the preferences of any outstanding shares of preferred stock, holders of common stock have equal ratable rights to dividends (payable in cash, stock or property) out of funds legally available for that purpose, when, as and if dividends are declared by the Board. Holders of common stock are entitled to share ratably, as a single class, in all of the assets of the Company available for distribution to holders of shares of common stock upon the liquidation or dissolution of the Company or the winding up of the affairs of the Company, after payment of the Company’s liabilities and any amounts to holders of outstanding shares of preferred stock.

Written Consent
The DGCL provides that shareholders may take action by the written consent of the holders of shares having not less than the minimum number of votes necessary to take action at a meeting in which all shares entitled to vote on the matter were present and voting, unless such right is limited or restricted by the certificate of incorporation. The Certificate does not limit or restrict such right. If action is taken by less than unanimous written consent, the DGCL requires prompt notice afterwards to non-consenting holders of the action taken.  The Bylaws provide for advance notice and other procedural requirements in connection with Shareholder action by written consent.

Absence of Other Rights.
The holders of common stock have no preferences or rights of conversion, exchange, pre-emption or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. Shareholders do not have the right of cumulative voting in the election of directors.

Anti-Takeover Effects of the Certificate Bylaws and of Delaware Law
Various provisions contained in the Certificate, Bylaws and Delaware Law could delay or discourage some transactions involving an actual or potential change in control of the Company and may limit the ability of Shareholders to remove current management or approve transactions that Shareholders may deem to be in their best interests.

Certificate and Bylaws
Provisions in the Certificate and Bylaws:

•	authorize the Board to make, alter or repeal the Bylaws;

•	provide that only the Chairman, the President or the Board may call a special meeting of the Shareholders; and

•	provide that the directors may fill any vacancies on the Board, including newly created Board seats resulting from an increase in the authorized number of directors.

Delaware Business Combination Statute
The DGCL has a “business combination” statute that is applicable to publicly traded corporations incorporated in Delaware that do not opt out of its provisions in its certificate of incorporation or bylaws. The DGCL provides in Section 203 that an “interested shareholder” (defined as a person who owns fifteen percent (15%) or more of the outstanding voting stock of a corporation or who is an associate or affiliate of the corporation and, within the preceding three-year period, owned fifteen percent (15%) or more of the outstanding voting stock of the corporation), and the affiliates and associates of such person may not engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested shareholder unless (i) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, (ii) upon consummation of the  transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced excluding certain shares, and (iii) at or subsequent to the time the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders (and not by written consent) by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock of the corporation not owned by the interested shareholder. The DGCL defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested shareholder, including mergers, asset sales and transactions in which the interested shareholder receives or could receive a benefit on other than a pro rata basis with all other shareholders of the corporation.